                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 2)

                                  NETFLIX, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    64110L106
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                                528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCV IV, L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group              (a)   [ ]
                                                                   (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO

------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 ------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            DELAWARE

------------------------------------------------------------------------------
              (7)     Sole Voting Power

 Number of                     6,082,079 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially  (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting    (9)     Sole Dispositive Power
Person With                    6,082,079 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
              (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

6,082,079 SHARES OF COMMON STOCK (A)

------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

24.56%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,471,287 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCV IV Strategic Partners, L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO

------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            DELAWARE

------------------------------------------------------------------------------
               (7)     Sole Voting Power

 Number of                      226,793 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially   (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting     (9)     Sole Dispositive Power
Person With                    226,793 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
               (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

226,793 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

Less than 1%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 129,439 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

Technology Crossover Management IV, L.L.C.
See item 2 for identification of the Managing Members
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO

------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            DELAWARE

------------------------------------------------------------------------------

                   (7)     Sole Voting Power

 Number of                     6,314,574 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    6,314,574 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
                   ------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

6,314,574 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

25.50%

------------------------------------------------------------------------------
(14) Type of Reporting Person

OO

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 3,600,726 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

Technology Crossover Ventures II, L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            DELAWARE
------------------------------------------------------------------------------
                   (7)     Sole Voting Power

 Number of                     837,537 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    837,537 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

837,537 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

3.38%

------------------------------------------------------------------------------
(14) Type of Reporting Person

PN

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 435,790 shares of Common Stock.

------------------------------------------------------------------------------
 (1) Name of Reporting Person

TCV II (Q), L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

             DELAWARE
------------------------------------------------------------------------------
                   (7)     Sole Voting Power

 Number of                     643,910 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting          (9)    Sole Dispositive Power
Person With                    643,910 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

643,910 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

2.60%

------------------------------------------------------------------------------
(14) Type of Reporting Person

PN

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 335,041 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCV II, V.O.F.
See item 2 for identification of the Investment General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            NETHERLANDS ANTILLES
------------------------------------------------------------------------------
                   (7)     Sole Voting Power

 Number of                     27,207 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    27,207 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                  (10)     Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
27,207 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

LESS THAN 1%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN
------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 14,156 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCV II Strategic Partners, L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     DELAWARE

------------------------------------------------------------------------------
                   (7)     Sole Voting Power

 Number of                     114,271 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    114,271 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

114,271 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

LESS THAN 1%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN
------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 59,458 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

Technology Crossover Ventures II, C.V.
See item 2 for identification of the Investment General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                         [ ]
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            NETHERLANDS ANTILLES
------------------------------------------------------------------------------
                   (7)     Sole Voting Power

 Number of                     127,874 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    127,874 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

127,874 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

LESS THAN 1%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN
------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 66,536 shares of Common Stock.

------------------------------------------------------------------------------
(1 ) Name of Reporting Person

Technology Crossover Management II, L.L.C.
See item 2 for identification of the Managing Members
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds
           AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

           DELAWARE
------------------------------------------------------------------------------
                   (7)     Sole Voting Power
 Number of                     1,750,799 SHARES OF COMMON STOCK (A)
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    1,750,799 SHARES OF COMMON STOCK (A)
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,750,799 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

7.07%
------------------------------------------------------------------------------
(14) Type of Reporting Person

OO
------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 910,981 shares of Common Stock.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCV Franchise Fund, L.P.
See item 2 for identification of the General Partner
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group             (a)   [ ]
                                                                  (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

            AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                         [ ]

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

            DELAWARE

------------------------------------------------------------------------------
                   (7)     Sole Voting Power
 Number of                     -0- SHARES OF COMMON STOCK
  Shares           ------------------------------------------------------------
Beneficially       (8)     Shared Voting Power
 Owned by                      -0- SHARES OF COMMON STOCK
   Each            ------------------------------------------------------------
 Reporting         (9)     Sole Dispositive Power
Person With                    -0- SHARES OF COMMON STOCK
                   ------------------------------------------------------------
                   (10)    Shared Dispositive Power
                               -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [X]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

0%
------------------------------------------------------------------------------
(14) Type of Reporting Person

PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
(1)  Name of Reporting Person

TCVF Management, L.L.C.
See item 2 for identification of the Managing Members
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                               (b)   [X]
------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

              AF, OO
------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

              DELAWARE
------------------------------------------------------------------------------
                      (7)  Sole Voting Power
 Number of                      -0- SHARES OF COMMON STOCK
  Shares              --------------------------------------------------------
Beneficially          (8)  Shared Voting Power
 Owned by                       -0- SHARES OF COMMON STOCK
   Each               --------------------------------------------------------
 Reporting            (9)  Sole Dispositive Power
Person With                     -0- SHARES OF COMMON STOCK
                      --------------------------------------------------------
                     (10)  Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares [  ]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              0%
------------------------------------------------------------------------------
(14) Type of Reporting Person
              OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
(1)  Name of Reporting Person

JAY C. HOAG
------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                               (b)   [X]
 ------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

              AF, OO

------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

              UNITED STATES CITIZEN
------------------------------------------------------------------------------
              (7)     Sole Voting Power
 Number of                      -0- SHARES OF COMMON STOCK
  Shares              --------------------------------------------------------
Beneficially  (8)     Shared Voting Power
 Owned by                       8,110,030 SHARES OF COMMON STOCK (A)
   Each               --------------------------------------------------------
 Reporting    (9)     Sole Dispositive Power
Person With                     8,110,030 SHARES OF COMMON STOCK (A)
                      --------------------------------------------------------
              (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

              8,110,030 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12) Check Box if Aggregate Amount in Row (11) Excludes Certain  Shares [  ]

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

              32.74%
------------------------------------------------------------------------------
(14) Type of Reporting Person

              IN

------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,511,707 shares of Common Stock. Also includes 44,657 shares held of record by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
(1)  Name of Reporting Person

RICHARD H. KIMBALL
 ------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                               (b)   [X]
 ------------------------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------------------------
(4)  Source of Funds

              AF, OO

------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

              UNITED STATES CITIZEN
------------------------------------------------------------------------------
              (7)     Sole Voting Power
 Number of                      -0- SHARES OF COMMON STOCK
  Shares              --------------------------------------------------------
Beneficially  (8)     Shared Voting Power
 Owned by                       8,107,919 SHARES OF COMMON STOCK (A)
   Each               --------------------------------------------------------
 Reporting    (9)     Sole Dispositive Power
Person With                     8,107,919 SHARES OF COMMON STOCK (A)
                      --------------------------------------------------------
              (10)    Shared Dispositive Power
                                -0- SHARES OF COMMON STOCK
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

              8,107,919 SHARES OF COMMON STOCK (A)
------------------------------------------------------------------------------
(12)     Check Box if Aggregate Amount in Row (11) Excludes Certain  Shares [  ]

------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

              32.74%
------------------------------------------------------------------------------
 (14)     Type of Reporting Person

              IN
------------------------------------------------------------------------------
(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 4,511,707 shares of Common Stock. Also includes 42,546 shares held of record by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Netflix, Inc., a Delaware corporation ("Netflix" or the "Company"). The Company's principal executive offices are located at 970 University Ave., Los Gatos, CA 95032.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by all entities and persons numbered
(1) through (9), (12) and (13) and on behalf of the entities numbered (10) and
(11). (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"), (4) TCV II, V.O.F., a Netherlands Antilles general partnership ("TCV II, V.O.F."), (5) Technology Crossover Ventures II, L.P., a Delaware limited partnership ("TCV II, L.P."), (6) TCV II (Q), L.P., a Delaware limited partnership ("TCV II (Q)"), (7) TCV II Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners II"), (8) Technology Crossover Ventures II, C.V., a Netherlands Antilles general partnership ("TCV II, C.V."), (9) Technology Crossover Management II, L.L.C., a Delaware limited liability company ("Management II"), (10) TCV Franchise Fund, L.P., a Delaware limited Partnership ("TCVF"), (11) TCVF Management, L.L.C., a Delaware limited liability company ("Management F"), (12) Jay C. Hoag ("Mr. Hoag") and (13) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF, Management F, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management II is the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., and Management II is 528 Ramona Street, Palo Alto, California 94301.

TCVF and Management F were engaged in the business of investing in securities of privately and publicly held companies but both TCVF and Management F have been dissolved. Management F was the sole general partner of TCVF. The address of the principal business and office of each of TCVF and Management F was 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management II and were managing members of Management F. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, TCV II, C.V., Management II, TCVF and Management F, Mr. Hoag or Mr. Kimball has
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TCV IV and Strategic Partners IV purchased the following shares of the Company's Common Stock in the open market (the "Market Shares"):

Name of Investor                                 Date               Shares Acquired                     Price per Share
----------------                                 ----               ---------------                     ---------------
TCV IV                                          8/12/02                  57,843                              $10.9333
Strategic Partners IV                           8/12/02                   2,157                              $10.9333
TCV IV                                          8/13/02                  38,562                              $10.9603
Strategic Partners IV                           8/13/02                   1,438                              $10.9603
TCV IV                                          8/14/02                  28,922                              $11.0352
Strategic Partners IV                           8/14/02                   1,078                              $11.0352

The source of funds for the acquisition of the Market Shares by TCV IV and Strategic Partners IV was capital contributions from their respective partners.

On April 11, 2003 TCV IV net exercised a warrant to purchase shares of the Company's Common Stock at an exercise price of $3.00 per share. As a result of the net exercise, TCV IV surrendered one share of Common Stock underlying the warrant and received one share of Common Stock upon exercise ("Warrant Share").

The payment of the exercise price was through the surrender of the right to buy one share of Common Stock of the Company.

On May 8, 2003 TCVF net exercised a warrant to purchase 93,425 shares of the Company's Common Stock at an exercise price of $3.00 per share. As a result of the net exercise, TCVF surrendered 12,851 shares of Common Stock underlying the warrant and received 80,574 shares of Common Stock upon exercise ("TCVF Warrant Shares").

The payment of the exercise price was through the surrender of the right to buy 12,851 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Market Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Market Shares and/or Warrant Share in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and as set forth in the Reporting Persons' initial statement on Schedule 13D with respect to the Company's securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on November 6, 2003, TCV IV, Strategic Partners IV, TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II, and TCV II, C.V. (the "Funds") owned directly an aggregate of 8,059,671 shares of Common Stock and Management IV, Management II, Management F, Mr. Hoag and Mr. Kimball owned directly and indirectly an aggregate of 8,152,576 shares of Common Stock as follows (including indirect ownership of shares held by the Funds):

                           Number of Total Shares      Percentage of Outstanding Shares
Name of Investor           (including warrants)            (including warrants) (*)
----------------           --------------------            ------------------------

TCV IV                          6,082,079                         24.56% (**)


Strategic Partners IV             226,793                   Less than 1% (**)


Management IV                   6,314,574                  25.50% (**)(*****)


TCV II, V.O.F                      27,207                   Less than 1% (**)


TCV II, L.P.                      837,537                          3.38% (**)


TCV II (Q)                        643,910                          2.60% (**)


Strategic Partners II             114,271                   Less than 1% (**)


TCV II, C.V                       127,874                   Less than 1% (**)


Management II                   1,750,799                          7.07% (**)


Mr.  Hoag                       8,110,030             32.74% (**)(***)(*****)


Mr.  Kimball                    8,107,919           32.74% (**)(****) (*****)

(*) all percentages in this table are based on the 24,767,319 shares of Common Stock of the Company outstanding, as reported on the Company's Form 10-Q filed with the Securities and Exchange Commission on October 31, 2003.

(**) Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***) Includes 44,657 shares held by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(****) Includes 42,546 shares held by the Reporting Person's family trust of which Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(*****) Includes 5,702 shares held directly by Management IV.

Each of TCV IV and Strategic Partners IV (together the "TCV IV Funds") has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV IV Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management IV as the sole general partner of each of the TCV IV Funds may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV IV Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds' warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV IV Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds' warrants. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Management IV has the sole power to dispose or direct the disposition of the shares of Common Stock held directly by Management IV, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held directly by Management IV.

Each of TCV II, V.O.F., TCV II, L.P., TCV II (Q), Strategic Partners II and TCV II, C.V. (together the "TCV II Funds") has the sole power to dispose or direct the disposition of the shares of Common Stock and warrants to acquire Common Stock which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of its warrants. Each of the TCV II Funds has the sole power to vote or direct the vote of its respective shares of Common Stock and will have the sole power to vote or direct the vote the Common Stock acquirable upon exercise of its respective warrants. Management II as the sole general partner of TCV II, L.P., TCV II (Q) and Strategic Partners II and as the sole investment general partner of TCV II, V.O.F. and TCV II, C.V. may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held by the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV II Funds' warrants, as well as to have the sole power to vote or direct the vote of the shares of Common Stock held by the TCV II Funds and will have the power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV II Funds' warrants. Management II disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV and Management II. Under the operating agreements of Management IV and Management II, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV and Management II to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock and the warrants to acquire Common Stock held respectively by the TCV IV Funds and the TCV II Funds, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquirable upon exercise of the TCV IV Funds' and the TCV II Funds' respective warrants, as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds and the TCV II Funds, and will have the shared power to vote or direct the vote the shares of Common Stock acquirable upon exercise of the TCV IV Funds' and the TCV II Funds' respective warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV Funds and TCV II Funds except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

On April 11, 2003 TCV IV net exercised a warrant to purchase Common Stock and as a result surrendered one share of Common Stock underlying the warrant and received the Warrant Share upon exercise.

On May 7, 2003 TCVF sold 81,450 shares of Common Stock at a $23.16 per share.

On May 8, 2003 TCVF net exercised a warrant to purchase Common Stock and as a result surrendered 12,851 shares of Common Stock underlying the warrant and received the TCVF Warrant Shares upon exercise.

On May 8, 2003 TCVF sold 80,574 shares of the Company's Common Stock at $22.80 per share.

On November 5, 2003, as part of an in-kind pro-rata distribution to their partners, the funds listed below distributed the following shares to their limited partners, without consideration:

Name of Investor                                                  Shares Distributed
TCV IV                                                                  664,524
Strategic Partners IV                                                    30,900
TCV II, V.O.F.                                                            3,034
TCV II, L.P.                                                             91,871
TCV II (Q)                                                               71,807
Strategic Partners II                                                    15,431
TCV II, C.V.                                                             14,260

On November 5, 2003, as part of an in-kind pro-rata distribution to their partners, the funds listed below distributed the following shares to their general partners, without consideration:

Name of Investor                                                  Shares Distributed
TCV IV                                                                 165,571
Strategic Partners IV                                                       53
TCV II, V.O.F.                                                             679
TCV II, L.P.                                                            22,437
TCV II (Q)                                                              16,075
Strategic Partners II                                                      165
TCV II, C.V.                                                             3,193

On November 5, 2003, as part of an in-kind pro-rata distribution, the entities listed below distributed the following shares to their members, without consideration:

Name of Investor                                                 Shares Distributed
Management IV                                                           155,156
Management II                                                            42,549

On November 6, 2003 Management IV sold 4,766 shares of common stock of the Company at $55.75 per share.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein and as set forth in the Reporting Persons' initial statement on Schedule 13D with respect to the Company's securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29,
2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2003

TCV IV, L.P.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TCV II, V.O.F.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, L.P.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TCV II (Q), L.P.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory


TCV II STRATEGIC PARTNERS, L.P.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER VENTURES II, C.V.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT II, L.L.C.

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Carla S. Newell
---------------------------------
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Netflix, Inc. filed on May 29,
2002)

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001 (incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002)